LAWRENCE T. BELL General Counsel T 651.293.2981 F 651.293.2471 C 651.270.1007

Confidential Treatment Requested by Ecolab Inc.

Pursuant to Rule 83 Under the Freedom of Information Act(1)

February 19, 2009

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Proxy Statement on Schedule 14A Filed on March 19, 2008
File No. 1-09328

Dear Ms. Long:

This letter is written in response to the staff’s comment letter dated January 26, 2009 on the Company’s Form 10-K for the year ended December 31, 2007 and the Company’s Proxy Statement on Schedule 14A filed on March 19, 2008.  For ease of reference, we have included the staff’s comment along with our response to assist in the review process.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 25

SEC Comment:

1.                                      We note your response to comment 1 of our November 26, 2008 letter.  We note that the discussion of where you target each element of compensation against the peer companies and where actual payments fall, generally groups together the named executive officers to disclose where the actual payments fall within targeted parameters.  For example, on page 26, the actual base salary of the CEO in relation to the benchmarked targeted parameters is discussed separately but the other named executive officers are grouped together.  Further, on pages 27 and 28, in the disclosure of where actual payments fall in relation to benchmarked targeted parameters, a range is given, and the named executive officers, including the CEO are grouped together.  In future filings, please disclose for each named executive officer, where actual payments

(1) Ecolab Inc. has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act.  Such portions are denoted by [***].  An unredacted version of this letter has been filed with the Division of Corporation Finance of the Securities and Exchange Commission.

370 Wabasha Street N   St. Paul, MN 55102

Confidential Treatment Requested by Ecolab Inc.

fall within benchmarked targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response

In future filings, Ecolab will disclose our targeted parameters, which for 2008 were the median range for base salary, annual cash incentives and long term incentives.  (The median range is defined and discussed in more detail in response to SEC Comment 3 below.)  We will also disclose for each named executive officer whether actual compensation falls within or outside the targeted parameters and, to the extent actual compensation falls outside the targeted parameters, we will provide an explanation.

SEC Comment:

2.                                      In your disclosure, provide an explanation of the data that you are comparing to the actual benchmarked targeted compensation.  For example, in page 26, does the statement that “the annualized base salary rates after the increases are within approximately 91% of our competitive market for the principal executive officer” mean that in 91% of all of the benchmarked companies the median principal executive officer pay is equal to or lower than the pay of your principal executive officer, does it mean that you paid your principal executive officer 91% of the mean of all of the principal executive officer salaries in your benchmarked survey or does it have another meaning?

Response

The quoted phrase that “the annualized base salary rates after the increases are within approximately 91% of our competitive market for the principal executive officer” means that we paid our principal executive officer 91% of the size adjusted median of all of the principal executive officer salaries in our benchmarked surveys.  In our 2009 proxy statement, we will (1) disclose that our targeted parameters are the median range of base salary, annual cash incentives and long term incentives, (2) define the median range, (3) disclose that the median range is established by use of surveys and (4) disclose whether and to the extent actual payments fall outside the median range.

SEC Comment:

3.                                                   In future filings, please explain how and why you size adjust data from third party surveys and disclose your size adjusted competitive market.  Also, disclose the specific median range used as the standard to set your targets and explain the data that relates to the median range percentages.

Confidential Treatment Requested by Ecolab Inc.

Response

In future filings, we will explain how and why we size adjust data from third party surveys and disclose our size adjusted competitive market.  We will also disclose the specific median range used as the standard to set our targets and explain the data that relates to the median range percentages.  In the 2009 proxy statement, we anticipate making the following type of disclosure:

We define our competitive market to be a broad range of general industry manufacturing and service companies, as provided by third party surveys (in which we participate) with sales that range from less than $500 million to more than $10 billion. We use surveys published by Hewitt Associates and Towers Perrin as the primary sources of competitive data because we have determined these to be the best sources for credible, size-adjusted market data for general industry companies. Due to the high correlation between annual sales revenue and compensation, we size adjust the competitive market compensation data and use the median to set targeted parameters, which we refer to as the median range. We define the median range as within 15% of the median for base salary and within 20% of the median for annual cash incentive target and long-term incentive.

We used two surveys for benchmarking 2008 base salary and annual cash incentive compensation.  The 2006/2007 Towers Perrin CDB Executive Compensation Survey includes 395 corporate entities with a median revenue of $5,730 million. Including subsidiaries, this survey includes over 800 participants.  We also used the 2007 Hewitt TCM Executive Regression Analysis Survey which includes 333 corporate entities with a median revenue of $4.9 billion.  Including subsidiaries, the survey includes over 389 participants. We used these surveys for benchmarking base salary and annual cash incentive compensation.  We used the 2007/2008 Towers Perrin Long-Term Incentive Report for benchmarking long-term incentives in 2008.  This survey has 422 participants with a median revenue of $6,007 million.

We size adjust the survey data by inserting the annual revenue for the company (for use with the principal executive officer, principal financial officer and general counsel) or the applicable business unit (for use with the leaders of particular business units), as the case may be, into a statistical regression model supplied by the survey providers, which then computes the size-adjusted median by position for base salaries, annual cash incentives and long-term incentives.  We use the average of the size-adjusted medians from the two surveys as the standard by which we set base salary and annual cash incentive targets.  For long-term incentive guidelines, we use the size-adjusted median of the Towers Perrin survey, which the Compensation Committee’s consultant validates against its own data for reasonableness.

We annually assess the reasonableness of our total compensation levels and mix relative to the data contained in these surveys. We have no explicit peer group with which to compare compensation levels because these companies are either privately held or are publicly held but the portion of the company which competes with our business is not separately reported and, therefore, directly comparable compensation figures are not publicly available.  Since no explicit peer group exists based on our size and business type, we annually verify the reasonableness of the survey information used for our named executive officers by compiling proxy statement compensation information

Confidential Treatment Requested by Ecolab Inc.

from the Standard & Poor’s 500 Materials Sector, of which we are a component. The companies which comprise the Standard & Poor’s 500 Materials Sector are:

Air Products & Chemicals Inc.

AK Steel Holding Corp.

Alcoa Inc.

Allegheny Technologies Inc.

Ball Corp.

Bemis Co. Inc.

CF Industries Holdings Inc.

Dow Chemical

Du Pont (EI) De Nemours

Eastman Chemical Co.

Ecolab Inc.

Freeport-McMoran COP & GOLD

Int’l Flavors & Fragrances

Int’l Paper Co.

Meadwest Vaco Corp.

Monsanto Co.

Newmont Mining Corp.

Nucor Corp.

Pactiv Corp.

PPG Industries Inc.

Praxair Inc.

Rohm and Haas Co.

Sealed Air Corp.

Sigma-Aldrich Corp.

Titanium Metals Corp.

United States Steel Corp.

Vulcan Materials Co.

Weyerhaeuser Co.

SEC Comment:

4.                                                  We note your response to prior comment 2.  Please provide us with a more detailed explanation as to why disclosure would be likely to cause you substantial competitive harm.  For example, how would disclosure of targets relating to business unit revenue and operating income goals provide competitors with specific information about your strategic planning that would then cause substantial competitive harm?  Please also explain more thoroughly how you would be competitively harmed if EPS goals were disclosed.  The fact that these goals are not currently reported and are different from EPS guidance provided to the public does not explain how you would be likely to be substantially competitively harmed if the information were disclosed.  Further, it is not clear why disclosure of a narrow range of “low double-digit to mid-teen double-digit growth” would not be competitively harmful, but disclosure of the actual targets within that range would be harmful.

Confidential Treatment Requested by Ecolab Inc.

Response

EPS targets.  For the 2009 proxy statement, we will disclose our 2008 EPS goals and, in future filings, we will continue to make this disclosure as long as EPS goals remain a target for any of our named executive officers and are material.

Business unit targets.  The disclosure of Ecolab’s business unit revenue and operating income goals will cause Ecolab competitive harm.   As discussed in response to the SEC’s prior comment #2, Ecolab’s competitors do not disclose comparable target or historical information.  Ecolab’s competitors are either not publicly traded or, if publicly traded, the portion of the public company’s competitive business is relatively small to its overall business and, therefore, the incentive targets and historical results for those who manage businesses competitive to the business units managed by Ecolab’s named executive officers are not disclosed.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our response.  Should the staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me or Sarah Erickson, Associate General Counsel — Corporate and Assistant Secretary if further discussion would be helpful.

Sincerely,

/s/Lawrence T. Bell
Lawrence T. Bell
General Counsel

c:                                       Sherry Haywood, Staff Attorney (via facsimile)